UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                -----------------

                                    FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                              OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                DEMCO INDUSTRIES, INC.
                  ----------------------------------------------
                  (Name of Small Business Issuer in its Charter)


                FLORIDA                                 98-0159665
     ------------------------------------------------------------------
     (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)                 Identification No.)


                               Arcade at Royal Palm 1
                           950 South Pine Island Road
                                  Suite 150A-106
                              Plantation, FL  33324
                     ----------------------------------------
                     (Address of principal executive offices)


                    Issuer's telephone number:  (954) 727-8393
                                              ------------------


      Securities to be registered under Section 12(b) of the Act:

Title of Each Class                        Name of Each Exchange on which
to be so Registered                        Each Class is to be Registered
-------------------                        ------------------------------

          None                                          None

           Securities to be registered under Section 12(g) of the Act

                                   COMMON STOCK
                                 ----------------
                                 (Title of Class)

                              TABLE OF CONTENTS




PART I                                                              PAGE

Item 1.   Description of Business .. . . . . . . . . . . . . . .     3

Item 2.   Management's Discussion and Analysis . . . . . . . . .     10

Item 3.   Description of Property. . . . . . . . . . . . . . . .     11

Item 4.   Security Ownership of Certain Beneficial
          Owners and Management. . . . . . . . . . . . . . . . .     11

Item 5.   Directors and Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . . . .     12

Item 6.   Executive Compensation . . . . . . . . . . . . . . . .     13

Item 7.   Certain Relationships and Related Transactions . . . .     14

Item 8.   Description of Securities . .  . . . . . . . . . . . .     14


PART II

Item 1.   Market for Common Equity and Related Stockholder
          Matters. . . . . . . . . . . . . . . . . . . . . . . .     18

Item 2.   Legal Proceedings  . . . . . . . . . . . . . . . . . .     18

Item 3.   Changes in and Disagreements with Accountants. . . . .     19

Item 4.   Recent Sales of Unregistered Securities  . . . . . . .     19

Item 5.   Indemnification of Directors and Officers. . . . . . .     19

PART F/S

     Financial Statements. . . . . . . . . . . . . . . . . . . .     20


PART III

Item 1.   Index of Exhibits . . . . . . . . . .  . . . . . . . .

ITEM 1.  DESCRIPTION OF BUSINESS

Brief Background

Demco Industries Inc., a Florida corporation (hereafter referred to as Demco Industries or the "Company") was incorporated on March 29, 1996, as Power Market Inc. Power Market Inc. was originally formed for the purpose of marketing and manufacturing a patented infinite ratio bicycle gear. The project was discontinued and the Company has remained dormant since. On September 18, 2001, the Articles of Incorporation were amended to change the name to Demco Industries, Inc.

Our History

Demco Industries has had no business activity or operating history other than organizational matters. Termination of the original intended business incurred no cost to the Company. The Company has reorganized in order to specialize in full service environmental management, including demolition, contracting to remove complex chemical agents, soil toxins, and regulated hazardous materials found in refineries, chemical plants and manufacturing facilities. Our Company's plans are in the development stage.

Demco Industries, a wholly-owned subsidiary, became publicly owned on June 19, 1996, with the "spin-off" of 2,000,000 of its common stock to the parent company NatQuote Financial Inc. Shares were pro-rated one (1) common share of Demco Industries for each thirty (30) common shares of NatQuote Financial Inc. This transaction was organized under its predecessor, Power Market Inc., which became dormant following termination of the original intended business. At the same time, our management obtained control of the Company by the issuance of 3,000,000 common shares to Paul Hines, President and CEO, in consideration for business development services.

Pursuant  to  the "spin-off" rules as described  in  Staff  Legal
Bulletin No. 4, under the Securities Act of 1933, and with reference to NatQuote Financial Inc., the parent company, the aggregate 5,000,000 shares of common stock issued were held by the parent for a period greater than two years. No market for our stock has ever been developed and no application for trading in our Company's securities has ever been initiated.

Additionally, 12,950,000 shares of non-participating, voting preference stock were issued to Ship Island Investments to be converted to common stock at the direction of the Board of Directors. The formula for conversion is to be determined by the Board of Directors based upon specific performance of the company operations.

Plan of Operation

Demco Industries will develop its business: (1) through the hiring of staff with the appropriate expertise; (2) by obtaining equipment and machinery; (3) by cultivating relationships with companies who sub-contract large projects. With the qualified staff and specialty machinery, Demco Industries will be able to provide services such as: decommissioning and decontamination operations, demolition, asbestos abatement, asset liquidation, equipment rigging, plant decommissioning, dismantlement, environmental remediation, plant dismantlement and relocation, and industrial cleaning.

Industry Overview

Decontamination and demolition is a multifaceted business involving modern technology, heavy-duty and specialty equipment, professional licensing and comprehensive experience to effectively address the "hazards of waste". The federal government's involvement in demolition has brought renewed interest to the industry both as a source of materials and as a catalyst. "On the supply side, the Department of Housing and Urban Development (HUD) is constantly pouring dollars into renovation and demolition of the residential building stock it controls. And with the closing of military bases around the country, the Department of Defense (DOD) may be required to remove many of the buildings on those bases for safety reasons before the property is used for other purposes" (BioCycle, June
1999).

"Deconstruction offers the biggest opportunity in recycling and economic development," says Neil Seldman (In BioCycle, 1999) of the Institute for Local Self-Reliance in Washington, D.C., He continued: "We demonstrated how deconstruction allows for job training and placement and start-up of resident-owned companies - for deconstruction services and for resale of recovered, used building materials."

The demolition of radiological contaminated structures, especially at nuclear facilities, is one of the major challenges facing the demolition industry in the 21st century", (Demolition,
2000). Large clean-up sites such as the Rocky Flats in Colorado furnish the industry with years of decommissioning activity. It is within this arena that Demco Industries will focus its business, primarily on industrial decommissioning and government contracting projects. The magnitude of these contracts is estimated to exceed $500 million annually. These areas involve Industrial Demolition and Government Contracting of the EPA Brownfields projects and the Department of Energy (DOE). Brownfields, by definition, are abandoned, idle or underutilized industrial and commercial facilities where expansion or redevelopment is complicated by environmental contaminization.

The DOE has been involved in the research, production and testing of nuclear weapons and nuclear energy research since the 1940's. Throughout the years the DOE generated large quantities of radioactive and hazardous materials, which resulted in the contamination of many facilities around the United States. Since the end of the Cold War, the DOE's main mission has transformed from the national defense and nuclear weapons production to weapons and materials stewardship and environmental restoration. It is conducting environmental restoration activities at 114 sites nationwide. The total of the current clean up program is projected to cost approximately US $220 billion and take sixty
(60) years to complete. Demco Industries intends to bid on contracts at a number of these sites.

Competition

Competition  on  a  typical  project  consists  of  four  to  six competitors, four national dismantlement contractors and two local/regional contractors. Within this process, Demco Industries intends to bid against national competitors such as DH Griffin in North Carolina, Brandenberg Industrial Services in Illinois, Bierlein in Michigan, Cherry Demolition in Texas and Mercer Wrecking Recycling in New Jersey.

Similarly, the Department of Energy (DOE) selects contract management companies to oversee demolition and decontamination projects. These contract management companies are also selected through a competitive bidding process, evaluated by technical proposal and financial capabilities. These companies pre-qualify selected contractors capable of performing specialized contract tasks for the government. Contracts are then awarded for specific project tasks and performance periods. In these cases, Demco Industries will seek to work directly for the construction management company selected to oversee and manage the DOE projects.

Market Size

According to the journal "Demolition and Recycling International" volume 3, number 6, 2001, demolition revenues are estimated to exceed $3 billion annually in North America with 30 of the largest US companies performing over US$ one (1) billion in revenue. This figure makes an average, annual turnover for each company of US $30 million in sales. Management believes that our Company can organize to attract a portion of these revenues by the end of calendar year 2004.

Advertising

Our Company will embark upon an advertising campaign to attract the personnel needed to expand and develop our business to the point where we are able to effectively compete for government and other major contracts. We will place ads in local newspapers to recruit such personnel. Our director, Doug Reid, is an expert in locating specialty equipment and has extensive knowledge of methods and procedures used in the demolition industry across North America. Both Mr. Reid and Paul Hines, our two directors, are in the process of cultivating relationships with companies that engage sub-contractors to complete their projects and with corporations which will invite bids on contracts in the near future.

Marketing Strategy

Demco Industries intends to establish itself as a key player at the early stages of the billion-dollar decontamination and decommissioning marketplace. We will concentrate on the development and implementation of marketing and selling strategies that can cultivate relationships with Fortune 500 companies in the Industrial Market. Sales tactics for industrial clients will consist of selective target marketing of the following specific industries within the marketplace:

     Power                    Paper
     Oil                      Gas
     Chemical                 Automotive

We will establish regional sales offices to contact and maintain accounts. Sales contacts and leads will be compiled in a central database, which will be maintained at our corporate office. The company will attempt to identify contracts two to three years prior to the actual bidding process.

In order to be ready to bid in the Government Market, the Company will monitor all Department of Energy (DOE) budgets and closure projects. This information is updated monthly by the DOE. Subsequently, selected projects will be identified and targeted as bid opportunities. Demco Industries will work to be considered a competitive contractor for these DOE projects.

Financing Strategy

Through a private placement arrangement, our Company is organizing to raise up to $1,000,000. The terms of the private placement will be finalized upon this registration statement becoming effective. Funds will be used in the continued development and operations of our Company.

Employees

Our only employees at the present time are our officers and directors, who will devote as much time as the Board determines is necessary to carry out the affairs of our Company. Additional personnel will be hired to perform the complex and specialized tasks in providing the service of decommissioning and demolition.

Legal Proceedings

We are not a party to any litigation or governmental proceedings that we believe would result in any judgments or fines that would have a material adverse effect on our Company.

Forward-Looking Statements

We caution you that this registration statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements. Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our assumptions may not prove to be correct. Because our assumptions and expectations are subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward looking statements include the following risk factors. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this registration or to reflect the occurrence of unanticipated events.

RISK FACTORS

In   addition   to  the  other  information  included   in   this
registration statement, you should be aware of the following risk factors in connection with our business and ownership of our shares.


Risks Related to our Business

No Operating History Could Lead To Unforeseen Exposure

Our Company was incorporated under the laws of the State of Florida on March 29, 1996, as Power Market Inc., for the purpose of manufacturing and marketing an infinite ratio bicycle gear. We have had no operating history, revenues from operations, or assets. We have changed our business focus since inception and we face all of the risks of a new business. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.


Competitors  Possess Greater Resources And Their  Activities  May
Negatively Affect Our Business

The decontamination and decommissioning business is highly competitive. Numerous competitors both nationally and locally bid on most contracts. Many of these competitors have more financial and other resources than we maintain. If we are unable to purchase state-of-the-art technology, equipment, or attract experienced, well-trained personnel, we will be unable to develop into a viable business that can share in the industry contracts.


The  Need  For  Additional Financing Could Limit Our  Ability  To
Expand

The ultimate expansion and success of our Company may depend upon our ability to raise additional capital. Our Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital. Additional financing may take the form of the issuance of common stock or preferred stock or debt securities or may involve bank or other lender financing. There is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to our Company.


Conflicts Of Interest Could Affect Fiduciary Duty To Our Company

Certain conflicts of interest exist between our Company and its officers and directors. They have other business interests to which they devote their attention, and they may be expected to continue to do so although management's time should be devoted to the business of our Company. As a result, conflicts of interest may arise that can be resolved only through the exercise of such judgment as is consistent with their fiduciary duties to our Company.


Dependence   Upon   Management  And  Limited   Participation   Of
Management Could Affect Success Of Our Company

We currently have two (2) individuals serving as officers and directors. We will be heavily dependent upon their skills, talents, and abilities to implement our business plan, and may, from time to time, find that the inability of our officers and directors to devote their full time attention to our business results in a delay in progress toward implementing our business plan. If for any reason Mr. Hines or Mr. Reid were unwilling or unable to continue in their current capacity it would be significantly more difficult to operate our business and would affect the results of operation.

Control  By Principal Stockholders, Officers And Directors  Could
Prevent Change In Control Of Our Company

Our principal stockholder, who is also an officer and director will beneficially own approximately one hundred and sixty (160%) of our Company's common stock issued. As a result, he may have the ability to control our Company and direct its affairs and business. Further details on this issue can be found on page 11 in the section titled "Security Ownership of Certain Beneficial Owners and Management".

Lack Of Employment Agreements Could Lead To Lack Of Continuity In
Management

We do not have an employment agreement with our officers and directors, and as a result, there is no assurance that they will continue to manage our Company in the future. Although a decision to resign is not likely to occur, they can resign at anytime without the vote or consent of our stockholders.


Indemnification Of Officers And Directors Could Be Costly To  Our
Company

Our Bylaws provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. We will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay our Company, therefore, if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us which we will be unable to recoup.


Director's  Limited Liability May Limit Right Of  Action  Against
Our Directors

Our Bylaws exclude personal liability of our director and stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, our Company will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.


The  Inability To Attract The Required Personnel Would Limit  Our
Ability To Operate

Highly qualified and experienced personnel are in great demand throughout the industry. The work can be hazardous and our ability to hire trained personnel is a key component to our development without whom we will be unable to effectively operate and expand our business. We cannot assure you that we will be successful in attracting the appropriate personnel.


Our Operations Are Dependent On Specialty Equipment

Our business is dependent on specialized equipment to effectively complete any future contracts. If we are unable to purchase and maintain such equipment we will be unable to proceed with our business plan.


Dependence Upon Outside Advisors Could Be Costly To Our Company

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by our President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event our President considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services. Such outside advisors could be costly to our Company and may not adequately provide the services which we require.


An Accident Could Adversely Affect Our Business

A major part of our business will involve safety training and management. To deal with any possible type of accident we must carry what we believe is adequate insurance coverage. However, in the case of any accident, mishap or liability, we cannot assure you that this insurance will be adequate or that the cost of defending any resulting court action will not jeopardize our ability to carry on business.

Risks Related to our Stock

Failure  To  Obtain  Listing  Of Common  Stock  Could  Result  In
Illiquidity

Our Company, whose stock is currently not traded, intends to list its common stock on the National Association of Securities Dealers OTC Bulletin Board. It is likely that the market price of our shares will bear no relationship whatsoever to assets, earnings, book value, or other objective standards of worth. We do not know when the common stock will be approved for trading on the Bulletin Board and if it is approved for trading, that a viable trading market will develop. When and if trading develops, the market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     i) Our business profile may not fit the investment objectives of our shareholders, causing some of them to sell their shares after they are able to trade the shares;

     ii) the potential absence of securities analysts covering Demco Industries and distributing research and investment recommendations about Demco Industries; and

     iii) overall stock market fluctuations and economic conditions generally.

The realization of any of the risks described in these "Risk Factors" could have a significant and adverse affect on the market price of our common stock. In addition, the stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.


Lack of Public Market For Our Common Stock Affects Liquidity

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his or her investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.


Arbitrary  Determination Of The Offering Price  Could  Result  In
Overvaluation Of Our Common Stock

The initial selling price for our shares will be arbitrarily determined by our Board. It bears no relationship to our assets, book value or net worth, and should not be considered as an indication of the actual value of our Company.


Regulation  Of  Penny  Stocks Could Affect Ability  To  Sell  Our
Common Stock

Our Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our Company's securities and also may affect the ability of purchasers in this registration to sell their securities in any market that might develop therefore. In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of our Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of our Company in any market that might develop for them.

As long as the trading price of the common stock is less than $5.00 per share, the common stock will be subject to rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "1934 act"). Such a stock price could also cause the common stock to become subject to the SEC's "penny stock" rules and the securities enforcement and penny stock reform act of 1990. The penny stock rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to people who are not established customers or accredited investors. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Our shares may be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Such patterns include:

     i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
     ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
     iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
     iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
     v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our Company's management is aware of the abuses that have occurred historically in the penny stock market. Although our Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our Company's securities.


No  Foreseeable Dividends Could Limit Ability To Sell Our  Common
Stock

We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. Such lack of dividends could limit the ability to sell our common stock.


Issuance  Of Additional Shares By The Board Of Directors  Without
Stockholder Approval

Our Certificate of Incorporation authorizes the issuance of stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue stock with dividend, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. Although our Company has no present intention to issue additional stock, there can be no assurance that we will not do so in the future - see Item 8, "Description of Securities".

Lack Of Blue Sky Registration May Limit Sales Of Our Common Stock

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not under any circumstances allow the trading or resale of blind-pool or "blank-check" securities. Accordingly, investors should consider the secondary market for our Company's securities to be a limited one.



ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATION

The statements contained in this report on Form 10-SB which are not historical facts, including (without limitation) in particular, statements made in this Item, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement, including (without limitation) demand for services; the effect of economic conditions; the impact of competitive services, pricing; industry regulation; the continued availability of capital resources and financing and other risks set forth or incorporated herein and in our Securities and Exchange Commission filings. These statements may be identified by the use of terminology such as "believes", "expects", "may", "will", or "should", or "anticipates", or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this registration statement should be read as being applicable to all related forward-looking statements wherever they appear. We are a development stage company with limited operations. We do not undertake to update any forward-looking statements that may be made from time to time by or on its behalf.


Overview

We are a decontamination and decommissioning contracting firm that is organizing to provide multifaceted remediation and demolition services in the United States and in neighboring countries such as Canada. We intend to grow our business through: (1) the hiring of trained personnel; (2) the purchase of specialized equipment and (3) the cultivation of relationships with corporations which need or even provide such services.


Liquidity And Capital Resources

Demco Industries is in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. Our Company's balance sheet as of April 30, 2003, reflects a current asset value of zero. Our Company will carry out its plan of business previously overviewed. The Company cannot accurately predict to what extent its liquidity and capital resources will be affected in this development process or whether its capital will be further depleted by any further operating losses.


Capitalization

The following table sets forth our capitalization as of April 30, 2002. You should read this table in conjunction with our financial statements, including the notes to our financial statements, which appear in Part F/S of this registration statement.

Stockholders' Equity (Deficit)...........................       0

Common Stock: $.0001 par; 50,000,000 shares
  authorized; issued and outstanding - 5,000,000
  shares.................................................     500

Preferred stock: $.0001 par; authorized 50,000,000
  shares; issued and outstanding - 12,950,000............   1,295

Additional paid-in capital...............................  20,555

Deficit accumulated during development stage............. (23,275)

Deferred compensation....................................       0
                                                         ========
Total Stockholders' Equity (Deficit).....................$   (925)
                                                         ========

Results of Operations

Since its inception on March 29, 1996, our Company has engaged in no significant operations other than incorporation, organizational activities and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by our Company during this period.

For the current fiscal year, our Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with implementing our plan to hire trained personnel and to purchase specialty equipment. Our Company anticipates that we may operate at a loss, depending upon our performance after our development plan, as described, is fully installed to secure demolition and clean-up contracts in the industry.


Need For Additional Financing

Our directors and officers will provide the necessary capital to sustain all operations of our Company during the 2003 calendar year. Subsequent to the filing of this registration statement our Company will seek private placement financing of up to $1,000,000. We have had discussions with respect to private placements, however, no commitments currently exist and no proceeds have been raised. The terms of this arrangement are preliminary and vary but we believe we can complete this process on a timely basis.

Our Company believes that its existing capital will be sufficient to cover the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Further, we anticipate our financial needs to increase substantially once our business plan is implemented in full.


ITEM 3.  DESCRIPTION OF PROPERTY

We currently occupy space, rent free, at the Florida office of Ship Island Investments Ltd., located at: Arcade at Royal Palm 1,
950  South  Pine  Island  Road, Suite  150A-106,  Plantation,  FL
33324.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

As of March 29, 1996, we had 5,000,000 common shares issued and outstanding. The following table sets forth the ownership of our common stock as of June 19, 1996, by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.


Class of Security     Name and Address                 Amount and Nature       Percentage of     Percentage of
                      of Beneficial Owner           of Beneficial Ownership    Class of Stock    Voting Stock

Common Stock          J. Paul Hines                        3,000,000                 60%              60%
                      President & CEO
                      Toronto, Ontario
                      Canada

Common Stock          NatQuote Financial Inc.              2,000,000                 40%              40%
                      Toronto, Ontario
                      Canada

Preferred Stock       Ship Island Investments Ltd.        12,950,000                100%             100%

                      Management and director             15,950,000                160%             160%
                      as a group

Note:
  1.    No other officers or directors own stock
  2. Preferred stock is non-participating, voting and is convertible into common stock based on specific performance of the company. Said performance criteria will be established by the Board of Directors
  3. There are no warrants, options or other rights to acquire securities outstanding to anyone at the date of this registration statement
  4. Mr. Hines is the President of NatQuote Financial Inc., a non-reporting issuer, having 537 shareholders
  5. Mr. Hines is the President of Ship Island Investments Ltd., a management company, and owns 100% of its common stock.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

Our president and chief executive officer, Paul Hines, controls approximately 160% of the stockholder voting rights. Accordingly he possesses control over our operations. This control may allow him to amend corporate filings, elect board members and substantially control all matters requiring approval of the shareholders, including approval of significant corporate transactions. If you become a shareholder in our Company, you may have no effective voice in our management.

The directors and executive officers currently serving our Company are as follows:


Director and Executive Officer

Name                           Age              Position Held
J.    Paul   Hines             58               President, CEO,
                                                Secretary, Treasurer
                                                and Director
Douglas C. Reid                44               Director

Officers hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of our Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of our Company will devote time to our Company's affairs on an "as needed" basis. As a result, the actual amount of time which they will devote to our Company's affairs is unknown and is likely to vary substantially from month to month.


Paul Hines
President and Chief executive Officer; Secretary and Director

Mr. Hines is the President, Chief Executive Officer, sole director and a founding shareholder of our Company. In 1972, he established Invenco Inc., a company which focused on creating and marketing new products. Five years later in 1977, Mr. Hines formed and owned Beaverton Wire & Metal Products Ltd. which produced wire ware. In 1981, he purchased, consolidated and managed all of the silversmiths in the central Toronto region under the name Sterling Image Silversmiths Ltd. He formed Greystone Credit S.A. in 1983, a finance company which arranged commercial loans and joint ventures with corporations. Having more than 20 years experience in business finance, development and consulting, Mr. Hines is currently President of Ship Island Investments Ltd., operating since 1990. Furthermore, he is a graduate of the University of British Columbia in 1972 with a
Bachelor of Science degree in Applied Sciences, where he specialized in new product design, development and finance.

Douglas Reid
Director

Mr. Reid has 23 years of experience in the construction equipment business and is the owner and President of Reid Equipment Solutions Ltd., established in 1997. Reid Equipment is a diversified Canadian company serving the construction, demolition, forestry, mining, steel making and processing industries. It uses its expertise to design, build and maintain specialty tools to meet its clients' special requirements. They have built the largest log loader in the Province of Ontario and have disassembled, transported and reassembled a 1.6 million-pound dragline. The company is called upon by the insurance industry to investigate claims and provide capability and costing of repairs, and salvage purchase pricing.


Liability and Indemnification of Directors and Officers

Insofar  as  indemnification for liabilities  arising  under  the
Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Reference is hereby made to the provisions of the General Corporation Law of the State of Florida which provides for indemnification of our directors and officers under certain circumstances. At present, we have not entered into individual indemnification agreements with our officers and/or directors. However, our Bylaws provide a comprehensive indemnification provision which provides that the Company shall indemnify, to the fullest extent under Florida law, its directors and officers against certain liabilities incurred with respect to their service in such capacities. Indemnification under our Bylaws is nonexclusive of any other right such persons may have under statute, agreement, or action of our Board of Directors or shareholders.


Involvement In Certain Legal Proceedings

To the best of our knowledge, no officer, director, promoter or control person of our Company has been involved in any legal proceeding that would be material to an evaluation of the ability or integrity of such person in this capacity.



ITEM 6.  EXECUTIVE COMPENSATION

At the inception of our Company, Mr. Hines received 3,000,000 shares of common stock in consideration for business development services related to installing the business plan and capital structure, and completion of the incorporation and organization of our Company. Additionally, 12,950,000 shares of preferred stock were issued to Ship Island Investments, owned by Mr. Hines, to be converted to common shares upon approval by the Board of Directors. No other officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that we could adopt a plan to pay or accrue compensation to our officers and directors for services related to organizing and implementing our business plan. Our Company has no retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

On September 18, 2001, we adopted the 2001 Stock Option Plan (the "Plan".) The purpose of the Plan is to enable us to attract, retain and motivate key employees, directors and consultants, by providing them with stock options. Options granted under the Plan may be either incentive stock options, as defined in Sections 422A of the Internal Revenue Code of 1986, or non-qualified stock options. We have reserved 5,000,000 shares of common stock for issuance under the Plan.

Our Board of Directors will administer the Plan. Our Board has the power to determine the terms of any options granted under the Plan, including the exercise price, the number of shares subject to the option, and conditions of exercise. Options granted under the Plan are generally not transferable, and each option is generally exercisable during the lifetime of the holder only by the holder. The exercise price of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock, the exercise price of any incentive stock option granted must be equal to at least 110% of the fair market value on the granted date. Our Board of directors approves the terms of each option. These terms are reflected in a written stock option agreement.

As of the date of this registration statement, there have been no stock options issued pursuant to the Plan and no warrants or other rights to acquire securities outstanding.



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ship Island Investments, owned by Paul Hines, is a management company holding 12,950,000 preference shares in our Company.
These shares are non-participating and voting and will be converted into common stock when sales performance targets, determined by the Board of Directors, are achieved.



ITEM 8.  DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this registration statement.

General

We are authorized to issue 50,000,000 shares of common stock with a par value of $.0001 per share and 50,000,000 preferred shares with a par value of $.0001. As of June 19, 1996, 5,000,000 shares were issued and outstanding all of which are held by the founding shareholders of Demco Industries. The total 5,000,000 shares of Demco Industries' common stock (the "common stock") were issued when the Company was originally formed. 12,950,000 preferred shares were issued and outstanding, and may be converted to common stock, based upon sales performance targets determined by the Board.

Of the 5,000,000 common shares issued and outstanding, 2,000,000 shares of common stock were pro-rated one (1) common share of Demco Industries for each thirty (30) shares of NatQuote Financial, Inc., the parent company. 3,000,000 of these common shares were issued to Paul Hines in consideration for business development and organization of our Company. All shares of common stock outstanding are validly issued, fully paid and non-assessable.

The  12,950,000 preference shares held were issued to Ship Island
Investments Ltd.

Common Stock

Our Articles of Incorporation authorize the issuance of up to 50,000,000 common shares with a par value of $.0001 per share. Each shareholder is entitled to one (1) vote for each share of common stock and each preferred share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in Demco Industries' Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     The holders of common stock:

     * have equal rights to dividends from funds legally available therefore, when and if declared by our Board of Directors;

     * are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up our affairs;
     * do not have preemptive rights, conversion rights, or redemption of sinking fund provisions;
     * are not entitled to pre-emptive rights, nor is the common stock subject to conversion or redemption rights.


Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively.
Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Rights

There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends. All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available. These dividends may be paid at any time in cash, property or additional shares of common stock except when we are insolvent or when the payment thereof would render us insolvent subject to the laws of the State of Florida. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Other Rights and Provisions

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. No other material rights are attached to our common shares. There is no provision in our Articles of Incorporation nor our Bylaws that would delay, defer or prevent a change of our control. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding shares of preferred stock. We have not issued any preferred stock or debt securities.


Preferred Stock

The Board of Directors is authorized, without shareholder approval, from time to time to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more series. The Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock while providing desirable flexibility for ongoing corporate purposes could have the effect of discouraging any major acquisition of our outstanding voting stock.

     The holders of preferred stock:

     * are entitled to conversion and redemption in the event of liquidation, dissolution or winding-up. Any conversion or redemption is satisfied with an equal number of common stock. Upon liquidation, dissolution or winding-up of our Company, the assets legally available for distribution to shareholders are distributable ratably among all shares outstanding which include the preferred shares at that time after payment of liquidation preferences, if any, and payment of other claims of creditors. Each outstanding share of common stock is, and each preferred share outstanding upon completion hereof is, fully paid and non-assessable:

     * is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by owners of shares at meetings of our stockholders;

     * is NOT entitled to participate in dividends from funds legally available therefore;

     * is not entitled to pre-emptive rights, nor is the common stock subject to conversion or redemption rights;

     * is entitled to share ratably with holders of common stock in all assets available for distribution to holders of our stock upon liquidation, dissolution or winding up of our affairs; and

     * is entitled to convert the preferred share to shares of common stock.


Stock Option Plan

On September 18, 2001, Demco Industries adopted the 2001 Stock Option Plan (the "Plan") under which officers, directors, consultants, advisors and employees may receive stock options. The aggregate number of shares that may be issued under the plan is 5,000,000. The purpose of the Plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors, and employees of the company who contribute to the Company's success, and to achieve long-term objectives that will inure to the benefit of all shareholders through the additional incentive inherent in the ownership of Demco Industries' common stock. Options granted under the plan will be either "incentive stock options", intended to qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986, as from time to time amended (the "Code") or "unqualified stock options". For the purposes of the Plan, the term "subsidiary" shall mean "subsidiary corporation", as such term is defined in section 424(f) of the Code, and "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

The Plan will be administered by the Board of Directors who will set the terms under which options are granted. No options have been granted under the Plan as of the date of this registration statement.


Shares Eligible For Future Sale

Prior to this registration, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the availability of shares for sale, could adversely affect the prevailing market price of our common stock and our ability to raise capital through an offering of equity.

As of the date hereof, Demco Industries has 50,000,000 shares of common stock authorized, of which 5,000,000 are issued and outstanding. 50,000,000 shares of preferred stock are authorized. 5,000,000 shares of common stock held by current stockholders are freely tradable without restrictions under the Securities Act of 1933, except for any shares held by our "affiliates", which will be restricted by the resale limitations of Rule 144 under the Securities Act of 1933. An additional 5,000,000 shares of common stock are reserved for the 2001 Stock Option Plan and when issued will be subject to the requirements of Rule 144 of the Securities Act of 1933 unless qualified as free trading by further submissions by Demco Industries.

In general, under Rule 144 of the Securities Act of 1933 as currently in effect, a shareholder who has beneficially owned for at least one year shares privately acquired, directly or indirectly, from Demco Industries or from an affiliate of Demco Industries, and persons who are affiliates of Demco Industries who have acquired the shares in registered transactions, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of:

      i)   1% of the outstanding shares of our common stock; or

      ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act of 1933 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about Demco Industries. In general, under Rule 144K of the Securities Act of 1933, as currently in effect, a shareholder, who is not an affiliate of Demco Industries and who has beneficially owned such shares for at least two years, may be entitled to sell all of such shares without regard to the volume limitations of Rule 144 of the Securities Act of 1933, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resale of restricted securities of any issuer provided that the purchaser is an institution that owns and invests, on a discretionary basis, at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing shareholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

No predictions can be made with respect to the effect, if any, that public sales of common stock or the availability of shares for sale will have on the market price of the common stock after this registration becomes effective. Sales of substantial amounts of common stock in the public market following, or the perception that such sales may occur, could adversely affect the market price of the common stock or the ability of Demco
Industries   to  raise  capital  through  sales  of  its   equity
securities.


Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in the expansion of our business. Any decisions as to future payment of dividends will depend on our earnings, financial position and such other factors as the Board of Directors deems relevant.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not traded on any exchange. We plan to eventually seek listing on the NASDAQ Small Cap, once our registration statement has become effective, if ever. We cannot guarantee that we will obtain a listing. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed. On the date hereof there are no options or warrants to acquire any securities outstanding. As of the date hereof, there are approximately 537 shareholders of record of our common stock and one (1) shareholder of our preferred stock.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      i) that a broker or dealer approve a person's account for transactions in penny stocks; and
      ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

      i) obtain financial information and investment experience and objectives of the person; and
     ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The  broker or dealer must also deliver, prior to any transaction
in   a  penny  stock,  a  disclosure  schedule  prepared  by  the
Commission  relating  to  the  penny  stock  market,  which,   in
highlight form:

      i) sets forth the basis on which the broker or dealer made the suitability determination;

     ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.


ITEM 2.  LEGAL PROCEEDINGS

Not Applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING
         AND FINANCIAL DISCLOSURE

Financial Statements included in this registration statement are in reliance upon Rotenberg & Company, LLP, Independent Certified
Public Accountants, as experts in accounting and auditing. There have been no changes or disagreements.



ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES

None



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our by-laws provide for indemnification of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of Demco Industries to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. Demco Industries may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs, and expenses, whether or not the corporation would have
the   legal  power  to  indemnify  them  directly  against   such
liability.

Costs, charges and expenses (including attorney's fees) incurred by a person referred to above in defending a civil or criminal proceeding shall be paid by Demco Industries in advance of the final disposition thereof upon receipt of any undertaking to repay all amounts advanced if it is ultimately determined that the person is not to be indemnified by Demco Industries and upon satisfaction of other conditions required by current or future legislation.

If this indemnification or any portion of it is invalidated on any ground by a court of competent jurisdiction, Demco Industries, nevertheless, indemnifies each person described above to the fullest extent permitted by all portions of this indemnification that have not been invalidated and to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                            PART F/S

You   should   read  carefully  all  the  information   in   this
registration, including these financial statements and their explanatory notes. Statements included in this report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this  report  and  elsewhere  may  include,  without  limitation,
statements   relating  to  our  plans,  strategies,   objectives,
expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act Introduction.


                      DEMCO INDUSTRIES, INC.

                     (A FLORIDA CORPORATION)


                 -------------------------------

                        FINANCIAL REPORTS
                               AT
                         April 30, 2003

                 -------------------------------

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


TABLE OF CONTENTS
-----------------------------------------------------------------

Independent Auditors' Report                              F-1

Balance Sheets at April 30, 2003 and January 31, 2003     F-2

Statements of Changes in Stockholders' Equity
  (Deficit) for the Three Months Ended April 30, 2003,
  for the Years Ended January 31, 2003 and 2002, and
  for the Period from Date of Inception (March 29, 1996)
  through April 30, 2003                                  F-3

Statements of Operations for the Three Months Ended
  April 30, 2003, for the Years Ended January 31, 2003
  and 2002, and for the Period from Date of Inception
  (March 29, 1996) through April 30, 2003                 F-4

Statements of Cash Flows for the Three Months Ended
  April 30, 2003, for the Years Ended January 31, 2003
  and 2002, and for the Period from Date of Inception
  (March 29, 1996) through April 30, 2003                 F-5

Notes to Financial Statements                          F-6 - F-7

                 INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  and Stockholders
Demco Industries, Inc.
(Formerly Power Market Inc.)
Plantation, Florida


      We have audited the accompanying balance sheets of Demco Industries, Inc. (Formerly Power Market Inc.) (A Development Stage Company) (A Florida Corporation) as of April 30, 2003 and January 31, 2003 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the three months ended April 30, 2003, for the years ended January 31, 2003 and 2002, and for the period from date of inception (March 29, 1996) to April 30, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We  conducted  our  audits  in  accordance  with  auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Demco Industries, Inc. (Formerly Power Market Inc.) (A Development Stage Company) (A Florida Corporation) as of April 30, 2003 and January 31, 2003 and the results of its operations and its cash flows for the three months ended April 30, 2003, for the years ended January 31, 2003 and 2002, and for the period from date of inception (March 29, 1996) to April 30, 2003, in conformity with accounting principles generally accepted in the United States of America.





/s/ Rotenberg & Co., llp

Rochester, New York
  April 30, 2003

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



BALANCE SHEETS
============================================================================
                                                  April 30,     January 31,
                                                    2003           2003
----------------------------------------------------------------------------
ASSETS

Cash and Cash Equivalents                       $        -      $        -
----------------------------------------------------------------------------

Total Assets                                    $        -      $        -
============================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
Accrued Expenses                                $      925      $      740
----------------------------------------------------------------------------

Total Liabilities                                      925             740
----------------------------------------------------------------------------

Stockholders' Equity (Deficit)
Common Stock:  $.0001 Par; 50,000,000 Shares
               Authorized, 5,000,000 Issued
               and Outstanding                         500             500
Preferred Stock:  $.0001 Par; 50,000,000
               Shares Authorized, 12,950,000
               Issued and Outstanding                1,295           1,295
Additional Paid-In Capital                          20,555          19,805
Deficit Accumulated During Development Stage       (23,275)        (22,340)
----------------------------------------------------------------------------

Total Stockholders' Equity (Deficit)                  (925)           (740)
----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity
  (Deficit)                                     $        -      $        -
============================================================================







 The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
=================================================================================================================================

                                                                                                        Deficit
                             Common Stock (Par $0.0001)  Preferred Stock (Par $0.0001)                Accumulated
                             --------------------------  -----------------------------   Additional     During      Stockholders'
                               Number                      Number                        Paid-In      Development      Equity
                             of Shares         Value      of Shares           Value      Capital         Stage        (Deficit)
---------------------------------------------------------------------------------------------------------------------------------
Balance - March 29, 1996         -           $     -          -              $    -      $        -   $         -   $          -
Shares Issued in Exchange
for Expenses Paid by
Stockholders                 5,000,000           500     12,950,000           1,295               -             -          1,795
Expenses Paid by
  Stockholder                    -                 -          -                   -          11,605             -         11,605

Net Loss for the Period          -                 -          -                   -               -       (13,400)       (13,400)
---------------------------------------------------------------------------------------------------------------------------------

Balance - January 31, 2001   5,000,000           500     12,950,000           1,295          11,605       (13,400)             -

Expenses Paid by
  Stockholder                    -                 -           -                  -           5,200             -          5,200

Net Loss for the Period          -                 -           -                  -               -        (5,200)        (5,200)
---------------------------------------------------------------------------------------------------------------------------------

Balance - January 31, 2002   5,000,000           500     12,950,000           1,295          16,805       (18,600)             -

Expenses Paid by
  Stockholder                    -                 -           -                  -           3,000             -          3,000

Net Loss for the Period          -                 -           -                  -               -        (3,740)        (3,740)
---------------------------------------------------------------------------------------------------------------------------------

Balance - January 31, 2003   5,000,000           500     12,950,000           1,295          19,805       (22,340)          (740)

Expenses Paid by
  Stockholder                    -                 -           -                  -             750             -            750

Net Loss for the Period          -                 -           -                  -               -          (935)          (935)
---------------------------------------------------------------------------------------------------------------------------------

Balance - April 30, 2003     5,000,000       $   500     12,950,000          $ 1,295     $   20,555   $   (23,275)  $       (925)
=================================================================================================================================





 The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF OPERATIONS
=============================================================================================
                               Period from
                             Date of Inception
                             (March 29, 1996)      Three Months      Years Ended January 31,
                                 through             Ended          -------------------------
                              April 30, 2003     April 30, 2003        2003         2002
---------------------------------------------------------------------------------------------
Revenues                     $          -        $         -        $        -    $        -
---------------------------------------------------------------------------------------------
Expenses
Legal and Professional             12,425                185               740         4,000
Transfer Agent                     10,850                750             3,000         1,200

---------------------------------------------------------------------------------------------
Total Expenses                    23,275                 935             3,740         5,200
---------------------------------------------------------------------------------------------

Net Loss for the Period      $   (23,275)        $      (935)       $   (3,740)   $   (5,200)
=============================================================================================

Weighted Average Number of
  Common Shares Outstanding
  - Basic and Diluted          5,000,000           5,000,000         5,000,000     5,000,000

Net Loss per Share - Basic
  and Diluted                $     (0.00)        $     (0.00)       $    (0.00)   $    (0.00)
=============================================================================================






 The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida

STATEMENTS OF CASH FLOWS
=============================================================================================
                               Period from
                             Date of Inception
                             (March 29, 1996)      Three Months      Years Ended January 31,
                                 through             Ended          -------------------------
                              April 30, 2003     April 30, 2003        2003         2002
---------------------------------------------------------------------------------------------
Cash Flows from Operating
Activities

Net Loss for the Period      $       (23,275)    $       (935)      $   (3,740)   $   (5,200)

Non-Cash Adjustments:
Organizational Costs                  22,350              750            3,000         5,200

Changes in Assets and
Liabilities:
  Accrued Expenses                       925              185              740             -
---------------------------------------------------------------------------------------------

Net Cash Flows
  from Operating Activities               -                 -                -             -

Net Cash Flows
  from Investing Activities               -                 -                -             -

Net Cash Flows
  from Financing Activities               -                 -                -             -
---------------------------------------------------------------------------------------------

Net Change in
  Cash and Cash Equivalents               -                 -                -             -

Cash and Cash Equivalents
  - Beginning of Period                   -                 -                -             -
---------------------------------------------------------------------------------------------

Cash and Cash Equivalents
  - End of Period            $            -      $          -       $        -    $        -
=============================================================================================

NON-CASH INVESTING AND
FINANCING ACTIVITIES

Organizational Costs Paid by
  Stockholders in Exchange
  for Common and Preferred
  Stock                      $        1,795      $          -       $        -    $        -

Organizational Costs
  Paid by Stockholders       $       20,555      $        750       $    3,000    $    5,200
=============================================================================================







 The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------

Note A -  The Company
      The company was incorporated under the laws of the State of Florida on March 29, 1996 as Power Market Inc. The company was formed for the purpose of manufacturing and marketing a patented infinite ratio bicycle gear. On
      September 18, 2001, the Articles of Incorporation were amended to change the name of the company to Demco Industries, Inc.

      Scope of Business
      At  the  present  time the company is  in  the  development
      stage  and  does not provide any product or  service.   The
      company intends to conduct business in the demolition industry.

      The company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

Note B - Summary of Significant Accounting Policies
      Method of Accounting
      The company maintains its books and prepares its financial statements on the accrual basis of accounting.

      Development Stage
      The company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

      Loss Per Common Share
      Loss  per  common  share  is computed  in  accordance  with
      Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income (loss) available to common stockholders by weighted average number of common shares outstanding for each period.

      Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.


                                                    - continued -

DEMCO INDUSTRIES, INC.
(FORMERLY POWER MARKET INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------

Note B - Summary of Significant Accounting Policies - continued

      Organizational Costs
      Organizational costs represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the company. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

      Income Taxes
      The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The company had no material deferred tax assets or liabilities for the periods presented. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty to when or whether the tax benefit will be realized.

Note C - Stockholders' Equity
      Common Stock
      The company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

      The   stockholders  may  not  sell,  transfer,  pledge   or
      otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

      Preferred Stock
      The company has 12,950,000 issued and outstanding shares of preferred stock at a par value of $.0001 per share.
      The shares carry voting rights, are non-participating, and can be converted into common stock.

                            PART III

ITEM 1.  INDEX OF EXHIBITS

Exhibit Number      Exhibit Description

    3.1             Articles of Incorporation dated March 29, 1996

    3.2             Articles of Amendment dated September 17, 2001

    3.3             By-laws dated March 29, 1996

    10.1            Stock Option Plan

    23.1            Consent of Auditors provided by Rotenberg &
                    Co., llp



                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing of Form 10-SB and authorized this registration statement to be signed on its behalf by the undersigned:

          Demco Industries, Inc.

          /s/ J. Paul Hines
          -----------------------------
          By:  J. Paul Hines, President
          Date: June 9, 2003

Pursuant  to  the  requirements  of  the  Securities  Act,   this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

We, the undersigned officers and directors of Demco Industries, Inc. hereby severally constitute and appoint our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent with full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


        NAME                  POSITION                  DATE

/s/J. Paul Hines
----------------------
J. Paul Hines            President, Secretary,       June 9, 2003
                         Treasurer and Director